Exhibit (a)(1)

SIMON WORLDWIDE, INC.
5200 W. Century Boulevard
Los Angeles, California 90045

November 15, 2010

To our Stockholders:

As you may know, on Monday, November 1, 2010, Overseas Toys, L.P. commenced a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Simon Worldwide, Inc. (the “Company”) at a purchase price of $0.27 per share, net to the holder in cash, without interest thereon (the “Offer”).

The Board of Directors of the Company formed a Special Committee (the “Special Committee”), comprised of the Company’s independent directors, to evaluate and make a recommendation to the Company’s stockholders with respect to the Offer.

On November 15, 2010, in response to the Offer, the Company announced that the Special Committee had determined that it would express no opinion and would remain neutral with respect to the Offer.

The enclosed Schedule 14D-9 and related materials, which have been filed with the Securities and Exchange Commission, describe certain aspects of the Offer and contain additional information regarding the Special Committee’s determination with respect to the Offer. We urge you to read it carefully.

/s/ Greg Mays
Greg Mays
Chief Executive Officer and
Chief Financial Officer